Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address Ryan.Brizek@stblaw.com

January 5, 2024

VIA EDGAR

David P. Mathews

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo S3 Private Markets Fund

Registration Statement on Form N-2

1933 Act File No. 333-272231; 1940 Act File No. 811-23878

Dear Mr. Mathews:

On behalf of Apollo S3 Private Markets Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via a phone call on September 26, 2023 relating to the filing of the Registration Statement (the “Additional Staff Comments”) and revisions to otherwise update disclosure, as well as the Fund’s seed financial statements.

In addition, on behalf of the Fund we are providing the following responses to the Additional Staff Comments. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

GENERAL COMMENTS

1.    Staff Comment: With respect to Comment 6 in the Comment Response Letter, in correspondence, please provide the Staff examples of other non-traded registered closed-end funds for which the subscription proceeds once received are non-refundable and do not earn interest. Please also in correspondence, describe how long subscription proceeds could be held if scheduled closings were changed from monthly to a longer period. Also confirm in correspondence, whether the Fund will have access to subscription proceeds prior to the trade date for a subscription and whether the proceeds will be invested in cash or other instruments by the Transfer Agent.

Response: The Fund has no current plans to offer its shares less frequently than on a monthly basis. If the Fund determines in the future to offer subscriptions on a less frequent basis (e.g., quarterly), it would work with its transfer agent to ensure the subscription process for such offerings follows the transfer agent’s normal process for offerings of such frequency. To reiterate, however, the Fund has no current plans to offer its shares less frequently than on a monthly basis.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	January 5, 2024

The Fund will not have access to subscription proceeds received by its transfer agent prior to the trade date for the subscription, which will be the first business day of each month. When the transfer agent holds subscription proceeds prior to a trade date, the subscription proceeds remain in an account at a bank, thrift or other depository institution over which the transfer agent has authority to make deposits and withdrawals. Prospective investors do not receive any interest payments during this period when subscription proceeds are held in the transfer agent’s account pending the trade date. This is the same process that the transfer agent follows for other non-traded registered closed-end funds for which it serves as transfer agent.

2.    Staff Comment: With respect to your response to Comment 20, please confirm that the reference to a “later filing” refers to a filing of another pre-effective amendment registration statement that includes a completed fee table with the disclosure of key assumptions underlying all estimated values.

Response: The Fund confirms that the reference to a “later filing” refers to the filing of another pre-effective amendment registration statement that includes a completed fee table with the disclosure of key assumptions underlying all estimated values.

* * * * * * *

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Jay Williamson, Securities and Exchange Commission

Catalina Jaime, Securities and Exchange Commission

Kristin Hester, Apollo S3 Private Markets Fund

Jessica Patrick, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP